Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Secures Fuel Cell Bus Field Service Contracts

For Immediate Release — April 2, 2007

Vancouver, Canada — Ballard Power Systems today announced that it has secured contract extensions with DaimlerChrysler to provide field service to Mercedes-Benz fuel cell bus fleets in Hamburg and Amsterdam in 2007 and 2008. This is the second extension for these two city-partners of the HyFLEET:CUTE demonstration program, a follow on to the successful Clean Urban Transport for Europe (CUTE) program established in 2003.

“The extension of the nine Hamburg and three Amsterdam buses reflect the positive experience our customers have had with the HyFLEET:CUTE program. The performance of the European fuel cell buses, particularly with respect to availability and durability, has far exceeded expectations,” said Noordin Nanji, Ballard’s Vice President and Chief Customer Officer. “Several fuel cell stacks have run for more than 4,000 hours, and availability of the fuel cell drive systems for the Hamburg and Amsterdam buses averaged 98% in 2006.”

Continued operation of the fuel cell buses over the next year, in addition to the ongoing operation of fuel cell buses in Beijing, China; Perth, Australia; and Santa Clara, California, will provide Ballard with valuable information about how the fuel cell buses perform in different geographies and climates. Since 2003, Ballard-powered buses have operated for more than 115,000 hours, clocked more than 1.7 million kilometers and safely delivered more than 6.0 million passengers to their destinations.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; Nasdaq: BLDP) is recognized as a world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.